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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                          John Q. Hammons Hotels, Inc.
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    408623106
                                 (CUSIP Number)

                             Gary R. Silverman, Esq.
                                Kaye Scholer LLC
                           Three First National Plaza
                                   41st Floor
                             70 West Madison Street
                             Chicago, IL 60602-4231
                                 (312) 583-2330
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 16, 2005
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
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-------------------                                          -------------------
CUSIP NO. 408623106               SCHEDULE 13D
-------------------                                          -------------------

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1    NAMES OF REPORTING PERSONS: JQH Acquisition LLC
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                  (a) [ ]
                                                                         (b) [X]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS *                                                    AF, OO
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware
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  NUMBER OF    7    SOLE VOTING POWER                                 SEE ITEM 5
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER                                        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                            SEE ITEM 5
  REPORTING    -----------------------------------------------------------------
PERSON WITH    10   SHARED DISPOSITIVE POWER                                   0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     SEE ITEM 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES *                                                        [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               SEE ITEM 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *                                               OO
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*    SEE INSTRUCTIONS
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                                  SCHEDULE 13D

     This Amendment No. 6 (this "Amendment No. 6") to the Schedule 13D dated February 9, 2005 of JQH Acquisition LLC, a Delaware limited liability company (the "Reporting Person"), as amended by Amendment No. 1 to the Schedule 13D dated March 1, 2005, Amendment No. 2 to the Schedule 13D dated March 14, 2005, Amendment No. 3 to the Schedule 13D dated May 6, 2005, Amendment No. 4 to the
Schedule 13D dated June 7, 2005 and Amendment No. 5 to the Schedule 13D dated June 28, 2005 (collectively, the "Schedule 13D") relating to the shares of Class A common stock, par value $0.01 per share (the "Shares"), of John Q. Hammons Hotels, Inc., a Delaware corporation (the "Company"), is being filed (1) to report the consummation of the merger contemplated by the Agreement and Plan of Merger, dated as of June 14, 2005 (the "Merger Agreement"), among the Reporting Person, the Company and JQH Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of the Reporting Person ("Merger Sub") and the other transactions contemplated thereby, and (2) to update Items 3, 4, 5 and 7 of the
Schedule 13D.

     Other than as set forth below, to the best knowledge of the Reporting Person, there has been no material change in the information set forth in response to Items 1, 2 and 6 of the Schedule 13D. Accordingly, Items 1, 2 and 6 are omitted from this Amendment No. 6.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Schedule 13D is amended to insert the following paragraph at the end thereof:

     "At a special meeting of the Company's stockholders held on September 15, 2005, the Merger Agreement was adopted by (i) a majority of the votes entitled to be cast by holders of the outstanding shares of the Company's Class A Common Stock and Class B Common Stock, voting together as one class, and (ii) a majority of the votes cast by the holders of the outstanding shares of the Company's Class A Common Stock other than Mr. John Q. Hammons and his affiliates.

     On September 16, 2005, Merger Sub was merged with and into the Company pursuant to the Merger Agreement and the other transactions contemplated by the Merger Agreement and the Amended and Restated Transaction Agreement were consummated.

     Pursuant to the Merger Agreement, at the effective time of the Merger, each share of Class A Common Stock of the Company outstanding immediately prior to the Effective Time of the Merger was converted into the right to receive $24.00 in cash (other than treasury shares and shares held by the Reporting Person, Merger Sub, the Company and its subsidiaries, which were cancelled, and other than shares as to which stockholders perfected appraisal rights in accordance with Delaware law), and each outstanding share of Class B Common Stock of the Company remained outstanding as one share of common stock of the surviving corporation immediately following the Effective Time of the Merger. In addition, pursuant to the Merger Agreement, each option to purchase shares of Class A Common Stock outstanding immediately prior to the
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Effective Time of the Merger, whether or not exercisable, was cancelled, and each option holder received a right to a cash bonus payment equal to the amount by which $24.00 exceeds the exercise price per share of the applicable option, multiplied by the number of shares of Class A Common Stock underlying such option, less any applicable withholding taxes.

     Pursuant to the Merger Agreement, the Company's board of directors and officers were replaced with the board of directors and officers of Merger Sub which, at the Effective Time of the Merger, consisted of Jonathan Eilian.

     Pursuant to the Merger Agreement, the Company's certificate of incorporation was amended and remains the certificate of incorporation of the surviving corporation, and the Company's by-laws were replaced with the by-laws of Merger Sub.

     The Company's Class A Common Stock ceased to be traded on the American Stock Exchange effective at the close of the market on September 16, 2005. On September 19, 2005, the Company filed with the Securities and Exchange Commission a Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934, as amended, on Form 15.

     The Merger and the related transactions were financed with (i) approximately $20.8 million of equity financing provided by Mr. Eilian pursuant to the Equity Commitment Letter, a copy of which has been filed as Exhibit 22 to this Schedule 13D and is incorporated herein by reference, and (ii) approximately $127 million of acquisition financing provided by iStar pursuant to the Loan Agreement, dated as of September 16, 2005, between an affiliate of the Reporting Person and iStar, a copy of which is attached to this Statement as
Exhibit 41 and is incorporated herein by reference."

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 of the Schedule 13D is amended to insert the following immediately prior to the last paragraph of Item 4:

     "On September 16, 2005, the transactions contemplated by the Merger Agreement and the Amended and Restated Transaction Agreement, including the other agreements contemplated thereby, were consummated. See Item 3."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D is amended and restated to read in its entirety as follows:

     "(a) After giving effect to the Merger and the transactions contemplated by the Amended and Restated Transaction Agreement, the Reporting Person owns all of the capital stock of the Company, as the surviving corporation of the Merger.


                                        2
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     (b) The Reporting Person has the sole power to vote and to direct the vote, and sole power to dispose and direct the disposition of, all of the capital stock of the Company, as the surviving corporation.

     (c) Except as described above, no transactions in shares of the Class A Common Stock have been effected by the Reporting Person during the past 60 days.

     (d) Not applicable.

     (e) Not applicable."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 41 Loan Agreement, dated as of September 16, 2005, between Atrium
           Holdco, LLC and iStar Financial Inc.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2005

                                        JQH ACQUISITION LLC


                                        By: /s/ Jonathan D. Eilian
                                            ------------------------------------
                                        Name: Jonathan D. Eilian
                                        Title: Managing Member